Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

490 Boulevard St-Joseph, Suite 204

Gatineau, Quebec

J8Y 3Y7

2.	Date of Material Change

March 13, 2019

3.	News Release

A news release dated March 13, 2019 was disseminated through the facilities of Globe Newswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Newstrike Brands Ltd. (“Newstrike”) under which HEXO will acquire, by way of a plan of arrangement under the Business Corporations Act (Ontario), all of Newstrike’s issued and outstanding common shares in an all-share transaction.

5.	Full Description of Material Change

The Company entered into the Arrangement Agreement under which HEXO will acquire, by way of a plan of arrangement under the Business Corporations Act (Ontario), all of Newstrike’s issued and outstanding common shares in an all-share transaction valued at approximately $263 million (the “Transaction”). Under the terms of the Arrangement Agreement, Newstrike shareholders will receive 0.06332 of a HEXO common share in exchange for each Newstrike common share held.

The Transaction has been unanimously approved by the board of directors of each of HEXO and Newstrike. Newstrike’s board of directors has unanimously determined, after receiving the unanimous recommendation of a special committee formed for purposes of the Transaction, and financial and legal advice, that the Transaction is in the best interests of Newstrike and its security holders, and the board of directors unanimously recommends that Newstrike’s shareholders vote in favour of the Transaction. The board of directors of Newstrike has obtained a fairness opinion from RBC Capital Markets that, as of the date of the opinion, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the Newstrike shareholders.

The Transaction will require approval by (i) at least 66 2/3% of the votes cast by the shareholders of Newstrike; and (ii) a simple majority of the votes cast by disinterested shareholders of Newstrike, present at a special meeting of Newstrike shareholders. HEXO has entered into irrevocable hard voting support agreements with certain of Newstrike’s directors and officers, as well as certain shareholders of Newstrike, representing in aggregate approximately 29% of Newstrike’s issued and outstanding common shares. The Arrangement Agreement includes customary provisions including non-solicitation provisions, subject to the right of Newstrike to accept a superior proposal in certain circumstances, with HEXO having a five business day right to match any such superior proposal for Newstrike. The Arrangement Agreement also provides for a termination fee of $7.5 million payable by Newstrike to HEXO if the Transaction is terminated in certain specified circumstances, as well as a reciprocal $1 million expense reimbursement fee to either party if the Transaction is terminated in certain other specified circumstances.

In addition to Newstrike shareholder approvals, the Transaction is subject to the receipt of certain regulatory court and stock exchange approvals and the satisfaction of other conditions customary in transactions of this nature.

Upon completion of the Transaction, existing HEXO and Newstrike shareholders would own approximately 86% and 14% of the pro forma company, respectively, on a fully diluted basis.

Further information regarding the Transaction will be included in the information circular that Newstrike will prepare, file, and mail in due course to its shareholders in connection with its special meeting to be held to consider the Transaction.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ed Chaplin, Chief Financial Officer

1-866-438-THCX (8429)

invest@THCX.com

9.	Date of Report

March 18, 2019